Exhibit 99.1

New Frontier Health Corporation Enters into Definitive Merger Agreement for Going Private Transaction

BEIJING, China, August 4th, 2021 — New Frontier Health Corporation (“NFH” or the “Company”) (NYSE: NFH), operator of the premium healthcare services provider United Family Healthcare, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Unicorn II Holdings Limited (“HoldCo”), Unicorn II Parent Limited (“Parent”), a wholly-owned subsidiary of HoldCo, and Unicorn II Merger Sub Limited (“Merger Sub”), a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and becoming a wholly-owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of the Company of approximately US$1,582 million.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share of the Company (each, a “Share”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares (each as defined in the Merger Agreement), will be cancelled in exchange for the right to receive US$12.00 in cash without interest (the “Per Share Merger Consideration”), and each outstanding warrant of the Company (each, a “Warrant”), other than the Excluded Warrants (as defined in the Merger Agreement), will be cancelled in exchange for the right to receive US$2.70 in cash without interest (the “Per Warrant Merger Consideration”). In addition to the amount of Per Warrant Merger Consideration, in respect of each Warrant, other than the Excluded Warrants, for which the holder thereof has timely provided consent to the Warrant Amendment (as defined in the Merger Agreement) and has not revoked such consent prior to the deadline established by the Company for the warrantholders to submit consents, the holder of such Warrant will have the right to receive, for each such Warrant, a consent fee of US$0.30 in cash without interest.

Pursuant to the Merger Agreement, at the Effective Time, (i) each option to purchase Shares (the “Company Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive, in accordance with an equity incentive plan to be established by HoldCo (the “HoldCo Share Plan”), an option to purchase the same number of ordinary shares of HoldCo (the “HoldCo Shares”) as the total number of Shares subject to such Company Option immediately prior to the Effective Time, at a per share exercise price equal to the applicable exercise price per Share underlying such Company Option and subject to substantially the same terms and conditions (including as to vesting) as applicable to such Company Option in effect immediately prior to the Effective Time; and (ii) each restricted share unit of the Company (the “Company RSU Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive, in accordance with the HoldCo Share Plan, one restricted stock unit to acquire the same number of HoldCo Shares as the total number of Shares subject to such Company RSU Award immediately prior to the Effective Time, subject to substantially the same terms and conditions (including as to vesting) as applicable to such Company RSU Award in effect immediately prior to the Effective Time.

The Per Share Merger Consideration represents a premium of 27.9% to the closing price of the Company’s Shares as quoted by the New York Stock Exchange on February 8, 2021, the last trading day prior to the Company’s receipt of the “going-private” proposal, and a premium of 36.8% over the volume-weighted average closing price of the Company’s Shares during the 30 trading days through February 8, 2021.

Immediately following the consummation of the Merger, HoldCo will be beneficially owned by New Frontier Public Holding Ltd. (“NFPH”), HMJ Holdings Limited, an NFPH-affiliated investment vehicle, Vivo Capital Fund IX (Cayman), L.P., Fosun Industrial Co., Limited, the Private Equity business within Goldman Sachs Asset Management (Goldman Sachs), certain affiliate of Warburg Pincus LLC and certain other investors (the foregoing, collectively, the “Buyer Consortium”).

Concurrently with the execution of the Merger Agreement, certain shareholders of the Company (collectively, the “Rollover Securityholders”) entered into a support agreement with HoldCo, pursuant to which the Rollover Securityholders have agreed to vote all the Shares and Warrants beneficially owned by them in favor of the authorization and approval of the Merger Agreement and the Warrant Amendment as provided under the Merger Agreement and the transactions contemplated thereunder, and to have certain Shares, Warrants and equity awards of the Company beneficially owned by the Rollover Securityholders cancelled at the Effective Time for no consideration from Company in exchange for certain equity interests of HoldCo.

The Buyer Consortium intends to fund the Merger through a combination of cash contributions from certain members of the Buyer Consortium pursuant to their respective equity commitment letters, rollover equity contributions from the Rollover Securityholders, and debt financing to be provided by China Merchant Bank Shanghai Branch and Shanghai Pudong Development Bank Co., Ltd. Putuo Sub-Branch.

The Board, acting upon the unanimous recommendation of a special committee of independent directors established by the Board (the “Special Committee”), approved the Merger Agreement, the Merger and other transactions contemplated under the Merger Agreement, and resolved to recommend the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the fourth quarter of 2021, is subject to customary closing conditions, including, among others, (i) that the Merger Agreement shall be authorized and approved by an affirmative vote of shareholders representing at least two-thirds of the Shares present and voting in person or by proxy at an extraordinary general meeting of the Company’s shareholders; (ii) that the Warrantholder Consent (as defined in the Merger Agreement) shall be obtained and the Warrant Amendment shall be entered into in accordance with the Merger Agreement and shall take effect no later than the Effective Time and (iii) that the aggregate amount of Dissenting Shares shall be no more than 10% of the total outstanding Shares immediately prior to the Effective Time. If completed, the Merger will result in the Company becoming a privately-held company and its Shares will no longer be listed on the New York Stock Exchange.

Duff & Phelps, A Kroll Business operating as Kroll, LLC is serving as the financial advisor to the Special Committee, Davis Polk & Wardwell LLP is serving as U.S. legal counsel to the Special Committee, and Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Special Committee.

Simpson Thacher & Bartlett LLP is serving as U.S. legal counsel to the Buyer Consortium, Ogier is serving as Cayman Islands legal counsel to the Buyer Consortium, and Global Law Office is serving as PRC legal counsel to the Buyer Consortium.

Additional Information about the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the transactions contemplated by the Merger Agreement are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger and the Warrant Amendment, the Company will prepare and mail a proxy and consent solicitation statement that will include a copy of the Merger Agreement to its shareholders and warrantholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders and warrantholders a Schedule 13E-3 transaction statement that will include the Company’s proxy and consent solicitation statement. These documents will be filed with or furnished to the SEC. SHAREHOLDERS, WARRANTHOLDERS AND OTHER INVESTORS OF THE COMPANY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. In addition to receiving the proxy and consent solicitation statement and the Schedule 13E-3 transaction statement by mail, shareholders and warrantholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, the Warrant Amendment and related matters, without charge, from the SEC’s website (http://www.sec.gov).

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from its shareholders with respect to the Merger and related matters and of consents from its warrantholders with respect to the Warrant Amendment and related matters. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies or consents will be set forth in the proxy and consent solicitation statement and the Schedule 13E-3 transaction statement relating to the Merger, the Warrant Amendment and related matters, when they are filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy and consent solicitation statement and the Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the proposed merger proceed.

About New Frontier Health Corporation

New Frontier Health Corporation (NYSE: NFH) is the operator of United Family Healthcare (UFH), a leading private healthcare provider offering comprehensive premium healthcare services in China through a network of private hospitals and affiliated ambulatory clinics. UFH currently has nine hospitals in operation or under construction in all four tier 1 cities and selected tier 2 cities. Additional information may be found at www.nfh.com.cn.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger that will be discussed in the Schedule 13E-3 transaction statement to be filed with the SEC. These forward-looking statements are not guarantees of future results and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NFH’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. NFH undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

Investors
Arthur, Yue Chen
Tel: +86-150-0500-3258
Email: arthur@new-frontier.com

ICR, LLC
William Zima
Tel: +1-203-682-8200
Email: bill.zima@icrinc.com

Media
Wenjing Liu
Tel: +86-10-5927-7342
Email: liu.wenjing@ufh.com.cn

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